January 15, 2013

Via EDGAR Submission and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention: Ethan Horowitz, Accounting Branch Chief
Andri Boerman

Re:     Pioneer Southwest Energy Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-34032

Dear Mr. Horowitz:

I am writing to respond to your comment letter dated December 20, 2012 (the “Review Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Southwest Energy Partners L.P. (“Pioneer Southwest” or the “Partnership”) with respect to the Partnership’s Form 10-K for the year ended December 31, 2011, filed with the United States Securities and Exchange Commission (the “Commission”) on February 29, 2012.

Comment Responses

The bold typeface, numbered paragraphs and headings below were taken from the Review Letter. Our responses to your comments follow in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 2. Properties, page 41

Proved Undeveloped Reserves, page 44

1.
We note your disclosure stating that all of your proved undeveloped well locations are expected to be developed within the five year period ending December 31, 2016. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of proved undeveloped reserves (“PUDs”). Please tell us the number of locations scheduled for development beyond five years from initial booking and describe the PUDs attributed to them.

Response: The Partnership did not have any PUD reserves recorded before August 2009. During August 2009, the Partnership acquired proved developed and proved undeveloped oil and gas properties (the “2009 Acquisition”) from Pioneer Natural Resources USA, Inc. (“Pioneer”), the sole shareholder of the Partnership’s General Partner. Because the Partnership and Pioneer are entities under common control, the 2009 Acquisition was reported in a manner similar to a pooling of interests. During 2011, the Partnership acquired minor working interests from unrelated third parties in 506 gross PUD locations, representing two net PUD locations.

Ethan Horowitz
Securities and Exchange Commission

January 15, 2013

As of December 31, 2011, the Partnership had the intent and ability to drill all of its PUD well locations within five years after recording the associated PUD reserves in accordance with Rule 4-10(a)(31)(ii) of Regulation S-X. For the Partnership, the five year measurement period referred to in Rule 4-10(a)(31)(ii) begins with the initial year that the Partnership recorded the undeveloped reserves and ends with the scheduled year of development.

The table below lists the initial years in which the Partnership’s PUD well locations were recorded by Pioneer, which is before the properties were acquired by the Partnership in the 2009 Acquisition. In its SEC reports, the Partnership has presented those years as the dates of reserve recording because the Partnership reports the 2009 Acquisition similar to a pooling of interests. The table also includes PUD locations added after August 31, 2009, the associated drilling schedule for the five years ending on December 31, 2016 and the volumes of PUD reserves associated with all PUD locations as of December 31, 2011.

Pioneer Southwest Proved Undeveloped Reserves
Initial Year-end Reserve Booking	Schedule of Development of PUD Well Locations					Total Well Count	Total MMBOE
	2012	2013	2014	2015	2016
2004 & earlier*	15	12	5	0	0	32	2.852
2005*	18	9	0	0	0	27	2.520
2006*	2	6	0	0	0	8	0.630
2007*	0	3	0	0	0	3	0.232
2008*	1	0	0	0	0	1	0.090
2009	3	3	6	0	0	12	0.931
2010	0	1	9	0	0	10	0.870
2011	2	9	0	177	328	516	1.104
Total	41	43	20	177	328	609	9.229
_____
*Represents the years in which Pioneer, the seller, first recorded the PUD locations that were sold to the Partnership in August 2009

2.
We note your reference to proved undeveloped well locations that have remained undeveloped for five years or more. Please revise your disclosure to explain the reasons why material amounts of proved undeveloped reserves remain undeveloped for five years or more after initial disclosure. Refer to Item 1203(d) of Regulation S-K. For additional guidance, refer to question 131.03 of the Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

Response: Based on reporting in a manner similar to a pooling of interests, as of December 31, 2011, 67 of the Partnership’s PUD locations had been recorded by its related-party predecessor for five years or more; however, none of the PUD locations had been owned or recorded by the Partnership for five years or more as of December 31, 2011. As this distinction may be somewhat confusing to the readers, the Partnership proposes that in its future PUD aging disclosures, it will base its aging exclusively on the date the Partnership first records the PUD reserves. As explained in the response to comment No. 1, the Partnership has the intent and ability to drill all of these PUD locations within five years of the initial year that the Partnership recorded the undeveloped reserves. For example, the Partnership drilled 44 PUD well locations during 2011 and over 40 PUD well locations during 2012.

The Partnership proposes to enhance its disclosures in future filings, if applicable, to explain the reasons why material amounts of proved undeveloped reserves remain undeveloped for five years or more after the initial year that the Partnership recorded the reserves. Circumstances of this nature are expected to be rare and must qualify in accordance with the guidance of question 131.03 of the Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

Ethan Horowitz
Securities and Exchange Commission

January 15, 2013

Notes to Consolidated Financial Statements

Unaudited Supplementary Information

Reserve Quantity Information, page 90

3.
We note that you have provided disclosure regarding changes in the net quantities of your proved reserves in this section of your filing. Please revise this disclosure to include an explanation of significant changes that occurred during the periods for which this information is presented as required by FASB ASC 932-235-50-5.

Response: The Partnership believes the following disclosures of the significant changes in the Partnership’s proved reserves in its 2011 Form 10-K are complementary and together provide the information required by FASB ASC 932-235-50-5: (i) its quantitative disclosures in Unaudited Supplementary Information of "Item 8. Financial Statements and Supplementary Data" (including costs incurred data), (ii) its quantitative and qualitative disclosures of Proved Reserves within “Item 2. Properties” (including descriptions of changes in total proved and proved undeveloped reserves on pages 43 and 44) and (iii) its quantitative and qualitative disclosures in “Selected Oil and Gas Information” within “Item 2. Properties” on pages 45 to 48 (including drilling activities).

Although the Partnership believes it has provided the appropriate information, the Partnership proposes to include in future filings additional explanatory disclosures below the tables in the Reserve Quantity Information section for the significant changes in proved reserve categories included in “Item 8. Financial Statements and Supplementary Data”. The additional explanatory disclosures will be similar to the disclosures provided on pages 43 and 44 of "Item 2. Properties”, which included the following qualitative and quantitative information:

“Changes in the Partnership’s proved reserve volumes during the year ended December 31, 2011 included production of 2,534 MBOE, extensions and discoveries of 1,337 MBOE, acquisitions of 253 MBOE and net negative revisions of previous estimates of 299 MBOE. Revisions of previous estimates are comprised of 2,106 MBOE of positive price revisions and 2,405 MBOE of negative revisions due to updated performance profiles and cost estimates.”

The Partnership intends to provide qualitative explanatory disclosures prospectively in “Item 8. Financial Statements and Supplementary Data,” for all significant components of proved reserve change during the periods presented, including extensions and discoveries.

4.
We note the disclosure per page 92 of your filing stating that you only recognize and maintain PUDs for qualifying well locations for which there is both intent and ability to drill within five years of the measurement date. Please describe the meaning of the term “measurement date” in this context.

Response: For the Partnership, as discussed in comment No. 1 above, the five year period referred to in Rule 4-10(a)(31)(ii) of Regulation S-X begins with the initial year that the Partnership records the proved undeveloped reserves (i.e., the “measurement date”) and ends with the scheduled year of drilling.

Ethan Horowitz
Securities and Exchange Commission

January 15, 2013

Pioneer Southwest further acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions in connection with the response set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3581) or email at Rich.Dealy@pxd.com.

Very truly yours,

/s/Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer
Cc: Frank Hall